82-7711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Aus
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgr





FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.



Fosters Brewing

With Compliments

SUPPL

PROCESSED
JUN 0 2 2005
THOMSON
FINANCIAL

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

10 May 2005

Foster's interest in Southcorp now 43.7%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 43.7% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	13.0%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.9%
Total interest in Southcorp shares	**43.7%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

PROCESSED
JUN 0 2 2005
THOMSON
FINANCIAL

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623


RECEIVED
MAY 2 3 2005
152
SECTION